Filed by Agnico-Eagle Mines Limited

Pursuant to Rule 165 and Rule 425 under

the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limied

Commission File No. 001-13422

Date: August 23, 2005

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TECHNICAL UPDATE

August 23rd, 2005

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Forward Looking Statement	Building from Strength	[LOGO]

This presentation contains certain “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with Canadian securities regulators and with the United States Securities and Exchange Commission. Certain financial measures discussed in this presentation, such as total cash costs per ounce and minesite costs per ton, are not recognized measures under U.S. GAAP.  Reconciliation of these financial measures to their closest U.S. GAAP measure and technical information regarding mineral reserve and resource estimates are provided in the Company’s press release announcing earnings for the second quarter of 2005, which has been filed with the Securities and Exchange Commission and is posted on the Company’s website located at www.agnico-eagle.com.

U.S. Shareholders

Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer.  This presentation does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  The offer will be made to those persons solely under the offer document that is part of the registration statement.  Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer.  Investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC’s website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

AGENDA – TECHNICAL UPDATE

•                  OPERATIONS

•                  LARONDE

•                  GOLDEX

•                  ADVANCED PROJECTS

•                  LAPA

•                  LARONDE II

•                  ADVANCED EXPLORATION

•                  RIDDARHYTTAN

•                  PINOS ALTOS

•                  EXPLORATION

•                  BOUSQUET

•                  NEVADA

•                  SUMMARY

Exploration Success Creating Shareholder Value

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Global Growth

LaRonde is a Strong Foundation

•                  Pro-mining environments with low political risk

•                  Projects well matched to our technical skills

•                  Favourable geology with camp potential – growing gold resources

•                  Excellent infrastructure nearby

•                  Large property positions & database – aggressive exploration program

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OPERATIONS

LARONDE

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Low Cost LaRonde Mine Helps Fund Growth
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H1, 2005 Operating Results

Gold (ounces)	117,081
Silver (ounces in thousands)	2,302
Zinc (pounds in thousands)	85,488
Copper (pounds in thousands)	7,694
Minesite costs per ton (C$)	$49
Total cash costs ($/oz)	$84

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H1, 2005 Financial Results

Earnings (millions)	$23.2
Earnings per share	$0.27
Cash flow provided by operating activities (millions)	$47.2
Cash & equivalents June 30, 2005 (millions)	$121

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Full Year 2005 Forecast

Assumptions	(US$)

Gold ($/oz)	$423
Silver ($/oz)	$7.03
Zinc ($/lb)	$0.57
Copper ($/lb)	$1.56
US$ / C$	$1.21

Breakdown

Tons	2,910,000
Tons per Day	7,975
Payable Production:
Au (ounces)	250,000 to 260,000
Ag (ounces in thousands)	5,000
Cu (pounds in thousands)	17,000
Zn (pounds in thousands)	166,000
Minesite costs / ton (C$)	$48-$50
Total cash costs / oz (US$)	$90-$100

2005 Operating Budget - June	Building from Strength

LaRonde

Tons Produced

	June 2004	June 2005		Difference	Increase / Decrease	Budget 2005
Tons milled	1 442 926	1 466 715		+ 23 789	2%	1 443 492
Tons hoisted	1 495 115	1 406 423	*	-88 692	-6%	1 443 489

*  Ore pass inventory = 12 000 tons

Production Update

Tons by Horizon

[CHART]

Short Tons

Horizon
	155	194	215	Total
Budget	406 006	364 117	673 368	1 443 490
Forecast	403 049	380 736	662 390	1 446 175
Realized	489 707	364 173	557 274	1 411 154

Dilution

	194	215
2004	31%	15%
2005 Jan-May	40%	18%
2005 June	28%	8%

Ore Recovery

	194	Budget	215	Budget
2005 Jan-May	92%	94%	89%	99%
2005 June	92%	92%	86%	94%

Dilution Control

Stope CH-215-20-33

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•                  1,750 tons recovered

Forecast Level 215 to 197

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Increase gold production

			On going	To do

•	Development	Focus on high priority faces	*

•	Cable bolting	use Cmac and extra manpower	*

•	Production drilling	increase # of one shot blasts Use Machine Roger in difficult stopes	*

•	Mucking	6 Yd Scoops used in stopes Purchase a 9th 8 Yd Scoop	*

•	Increase zone 7 prod	Priority management	*

•	Underhand mining of secondary stopes where necessary due to poor ground		*

•	Recovery	Balance recovery vs dilution control efforts		*

Exploration – New Results

LaRonde II

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New Exploration Results

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OPERATIONS

GOLDEX

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Building from Strength
New Gold Mine Under Construction		[LOGO]
Goldex

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New Gold Mine under Construction

•                  Base case $400 gold, 1.30 C$/US$

•                  Base case IRR 15% after tax

•                  Capital cost $135 million

•                  Minesite operating costs C$17/ton

•                  Starting H2, 2008

•                  Estimated average annual production of 170,000 oz.

•                  Estimated average total cash costs $200/oz

•                  Probable reserve of 22.1 million tons at 0.07 oz/ton, or 1.6 million oz

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KEY ATTRIBUTES

•                  Most Advanced Project in Agnico-Eagle’s Pipeline

•                  Short Pre-production Period – 3 Years

•                  Simple Orebody Geometry – Utilizing Existing Infrastructure

•                  Economies of Scale

•                  Metallurgically Simple

•                  Synergies with nearby LaRonde – Operating Staff

•                  Exploration Upside – Open at Depth

POSSIBLE RISKS

•                  Low Grade

•                  Ground Stability

•                  Capex Estimate

•                  Tailings Pond Location

FEASIBILITY 2005

Drilling & Raising Program

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NQ Pilot Hole Core

3,800 DDH samples, 359 samples (9.5%) with visible gold

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Raise Chipping

From October 2004  to January 2005

571 wall chip samples, 12 kg each bag

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Stockpiles Oct. 27th, 2004

2,025 muck samples: 12 to 18 kg each

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Sampling Results - Bulk Sample 2004

	Pilot DDH	Wall Chips	Muck	Tons

Total u-g	0.065 opt	0.085 opt	0.065 opt	18,389	t

Mill (final results)			0.081 opt	18,210	t

DDH and muck sampling under estimate the grade

ORE RESERVES

PROBABLE RESERVES

•                  22.1 million tons at 0.07 oz/ton or 1.6 million ounces

Goldex extensively sampled, based on:

•                  329 Diamond Drill Holes

•                  40,401 Core Samples

•                  2,600 Chip Samples

•                  145,000 Tons of Bulk Sampling

GENERAL ARRANGEMENT

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MINING METHOD

(Longitudinal view)

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MINING METHOD

Typical 20-25t Scoop

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METALLURGICAL

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ENVIRONMENT

Proposed Tailing site

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Capital Costs

Capital Cost (CAN M $)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 13	Total

Mine Surface Plant	$13	$13	$3				$29
Shaft	$2	$16	$2				$20
Mine Development	$11	$13	$8	$3			$35
Mine Constr. & Closure	$1	$7	$4	$1		$3	$17
Mobile Equipments	$6	$8	$3				$17
Concentrator	$16	$31	$5				$52
Tailings & Closure	$1	$7			$1	$2	$12
Working Capital & Salvage	$7	$8	$-15			$-7	$-7
Total	$56	$105	$11	$4	$1	$-2	$176

Operating Costs

Operating cost CAN $	2003		2005
Waste Dev.	0.26 $/t	2%	0.07 $/t	1%
Ore Dev.	0.77 $/t	5%	0.66 $/t	4%
Stoping	4.46 $/t	28%	3.04 $/t	18%
U/G Services	3.00 $/t	19%	4.78 $/t	28%
Milling	5.53 $/t	35%	5.88 $/t	35%
ADM & Tech. Serv.	1.75 $/t	11%	2.54 $/t	15%
Total	15.77 $/t		16.97 $/t		+8%

Financial Evaluation

Gold = 400 Us $/oz
Exchange rate = 1.3
Gold = 520 C$/oz

	August 2003	April 2005
	25.9 M t. @	23.6 M t.
	0.062 dil.	0.070 dil.
	1.60 M oz	1.64 M oz

Capex	165 M C$	176 M C$
Operating cost	15.77 C$/s.t.	16.97 C$/s.t.
	215 Us$/oz	205 Us$/oz
	280 C$/oz	265 C$/oz

IRR	12%	15%
Net Cashflow	189 M C$	202 M C$

2005 Goldex Study

Goldex 2005 — Ounces Produced

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Ore Value & Operating Cost (C$/T)

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Operating Cost US $/oz

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CAPITAL COST SENSITIVITIES

	$300	$325	$350	$375	$400	$425	$450	$475	$500
-10%	3.4%	6.7%	11.2%	14.6%	17.6%	20.6%	23.5%	26.0%	27.8%
-5%	2.5%	6.4%	10.0%	13.3%	16.3%	19.2%	22.0%	24.4%	26.2%
Base case capital cost	1.6%	5.4%	8.9%	12.2%	15.0%	17.9%	20.6%	23.0%	24.7%
+5%	0.8%	4.5%	7.9%	11.1%	13.9%	16.7%	19.4%	21.7%	23.3%
+10%	0.0%	3.6%	7.0%	10.1%	12.8%	15.6%	18.2%	20.5%	22.1%

GRADE SENSITIVITIES

	$300	$325	$350	$375	$400	$425	$450	$475	$500
+10%	6.1%	9.8%	13.4%	16.6%	19.5%	22.4%	25.1%	27.1%	28.8%
+5%	3.9%	7.7%	11.2%	14.5%	17.3%	20.2%	22.9%	25.1%	26.8%
Base case Grade	1.6%	5.4%	8.9%	12.2%	15.0%	17.9%	20.6%	23.0%	24.7%
-5%	-0.9%	3.0%	6.5%	9.8%	12.7%	15.5%	18.2%	20.8%	22.6%
-10%	-3.6%	0.4%	4.0%	7.3%	10.2%	13.0%	15.7%	18.2%	20.4%

OPERATING COST SENSITIVITIES

	$300	$325	$350	$375	$400	$425	$450	$475	$500
-10%	4.7%	8.3%	11.7%	14.8%	17.5%	20.3%	22.9%	25.0%	26.6%
-5%	3.2%	6.9%	10.3%	13.5%	16.3%	19.1%	21.8%	24.0%	25.7%
Base case operating costs	1.6%	5.4%	8.9%	12.2%	15.0%	17.9%	20.6%	23.0%	24.7%
+5%	0.0%	3.9%	7.5%	10.9%	13.8%	16.7%	19.5%	22.0%	23.7%
+10%	-1.7%	2.4%	6.1%	9.5%	12.5%	15.5%	18.3%	21.0%	22.8%

EXPERIENCED PROJECT TEAM

•                  Project Manager – Rosaire Emond, P.Eng.

•                  Mine Superintendent – Christian Provencher, P.Eng.

•                  Construction Manager – Pierre Bureau, P.Eng.

•                  Project Metallurgist – Paul Cousin, P.Eng.

•                  Mill Superintendent – Julie Fournier, P.Eng.

•                  Planning Engineer – Hughes Destenay, P.Eng.

•                  Senior Geologist – Dyanne Duquette, P.Geo.

Independent Review – Roscoe Postle Associates Inc.

CONCLUSION

“In RPA’s opinion, the GOLDEX Feasibility Study is a reasonable representation of the proposed project.  The proposed mine will be one of the lowest grade mines in the industry and, therefore will be more sensitive to the kind of risks that are present in every operation”.

RECOMMENDATIONS

•                  Reserves – Compare to Standard Kriged Block Model

•                  Verify whether Dilution Used is too Low

•                  Validate Recovery of 93.6%

•                  Capital Costs – Contingency too Low

AGNICO-EAGLE RESPONSE

•                  Reserves

•                  Standard block model run

•                  Estimated grade higher (0.075 opt vs. 0.074 opt)

•                  Resource classification confirmed

•                  Dilution (20% vs. 10%)

•                  Overall grade would decrease from 0.070 opt to 0.067 opt

•                  Negative impact on IRR of 0.6 % to 14.4% (after tax)

•                  Recovery

•                  Used actual recoveries from 3 mill tests

•                  0.6 % recovery will have negative impact on IRR of 0.3%

•                  Capital Costs

•                  Falls within sensitivity analysis

•                  Negative impact on IRR of 2.2% (after tax) to 12.8%

SUMMARY & CONCLUSIONS

“Agnico-Eagle’s Board Recommends Placing Goldex Into Production”

•                  Robust Economics

•                  Experienced Mine Building Team

•                  Pro – Mining Region

•                  Qualified Labour Available

•                  Straightforward Metallurgy & Mine Plan

•                  Short Lead Time

•                  Financed Internally

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ADVANCED PROJECTS

LAPA

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Building from Strength
Regional Geology		[LOGO]
Lapa

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Potentially the Second New Mine

•                  Probable reserve of 4.5 million tons at 0.26 oz/ton, or 1.2 million oz

•                  Indicated resource of 0.8 million tons at 0.16 oz/ton, or 0.13 million oz

•                  Inferred resource of 1.9 million tons at 0.22 oz/ton, or 0.41 million oz

•                  $30 million shaft sinking program in progress – Phase 1

•                  additional $80 million to reach full production – Phase 2

•                  Potential production of 1,500 tpd and 125,000 ounces per year at total cash costs below $200/oz

•                  Feasibility complete in H2, 2006

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Ounce Distribution

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Ounces Produced

Lapa Ounces Payable (Reserves)

[CHART]

Longitudinal Section

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•                  Sinking advance – 10 ft per day

•                  Potentially 2nd new mine

•                  Feasibility complete in H2 2006

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ADVANCED PROJECTS

LARONDE II

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Building from Strength
[LOGO]
LARONDE II

Long Life Mine

•                  Large gold reserve – continuing resource conversion

•                  Higher NSR values at depth in polymetallic envelope

•                  Pre-feasibility expected in third quarter 2005 – internal winze vs. new shaft

•                  Detailed engineering of preferred option by year end, 2005

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Trend thicker and higher grade

•                  Winze is the preferred option

•                  Will extend Laronde’s mine life rather than augment LaRonde I production

•                  ADVANTAGES

•                  Technically simpler

•                  Lower Capex – use existing infrastructure

•                  Shorter lead time

•                  Lower risk

•                  STUDIES COMPLETED

•                  Rock Mechanics

•                  Access Options

•                  Ventilation

•                  Mine Development & Infrastructure

•                  Mining Rate & Sequence

•                  TO COMPLETE

•                  Access – Winze Option

•                  Feasibility – December 2005

Winze Options

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ADVANCED EXPLORATION

RIDDARHYTTAN RESOURCES AB

Suurikuusikko Project

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Building from Strength
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Suurikuusikko

•                  Bid proceeding as planned

•                  If bid successful, expected to be completed in 2005

•                  Suurikuusikko resource continues to grow

•                  6 drills in operation

•                  Adjacent to major infrastructure

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If The Bid Is Successful:

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•                  Complete acquisition and merger

•                  Accelerate drill program

•                  Convert resources to reserves

Results of the Extensive Exploration Programme 2004-2005

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Expenditures for the extensive exploration programme: USD 7.0

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ADVANCED EXPLORATION

PINOS ALTOS

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Building from Strength
Location Map		[LOGO]
Pinos Altos

High Grade Precious Metals Values

•                  Indicated gold resource* of 4.4 million tons at 0.18 oz/ton, or 0.8 million oz

•                  Inferred gold resource* of 2.5 million tons at 0.18 oz/ton, or 0.4 million oz

•                  Indicated silver resource* of 4.4 million tons at 3.8 oz/ton, or 17 million oz

•                  Inferred silver resource* of 2.5 million tons at 3.4 oz/ton, or 8.4 million oz

*                 As calculated by Peñoles

[GRAPHIC]

Drill Hole Location

Plan View

[GRAPHIC]

Composite Longitudinal Section

[GRAPHIC]

$2.8 Million Work Plan 2005

								COST
TASK	MONTHS							US$ millions
	May	June	July	Aug	Sept	Oct	Nov

Open pit exploration and resource conversion (24,000 feet drilling)								$0.72

Underground reserve confirmation and resource conversion (15,400 feet drilling)								$0.47

Deep exploration (16,000 feet drilling)								$0.73

Underground rehabilitation, engineering and metallurgical studies, care and maintenance								$0.87

Review period to exercise Purchase Option

TOTAL COST								$2.8
	Update							$1.15

Longitudinal Section

Santo Niño Zone

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[GRAPHIC]

EXPLORATION

BOUSQUET

[LOGO]

[GRAPHIC]

Building from Strength
Exploration update		[LOGO]
Bousquet-Ellison

[GRAPHIC]

[GRAPHIC]

EXPLORATION

NEVADA

[LOGO]

[GRAPHIC]

Building from Strength
Cortez Trend Area		[LOGO]
Lander and Eureka Counties, Nevada	Nevada

[GRAPHIC]

Current Projects

•                  NSR North and South

•                  Norma Sass (Norma Sass, Lander Ranch and Blue Nugget Claims)

•                  Trend Project

[GRAPHIC]

[GRAPHIC]

View looking southwest across the Pipeline structural corridor

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View looking northwest along the Cortez structural corridor

Norma Sass property

•                  early-stage exploration project

•                  located immediately south of the Gold Acres open pit mine and west of the Pipeline Mine

•                  represents one of Nevada’s best remaining exploration targets

•                  previous drilling at Norma Sass encountered ore-grade gold values hosted by favorable lower-plate carbonate strata.

[GRAPHIC]

Norma Sass

[GRAPHIC]

Drill Rig - Norma Sass

[GRAPHIC]

Looking NNE

Summary

•                  LaRonde generating strong earnings and cash flows

•                  New gold mine under construction at Goldex

•                  Potential second new mine at Lapa by 2008

•                  Good track record of increasing reserves

•                  Exciting growth opportunities at LaRonde II, Suurikuusikko and Pinos Altos

•                  Largest exploration budget in Agnico-Eagle’s history

Reserves – Millions of Ounces

[CHART]